Exhibit 12.1

Marathon Oil Corporation

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS - Unaudited

(Dollars in Millions)

	Six Months Ended June 30		Year Ended December 31
	2007	2006	2006	2005	2004	2003	2002

Portion of rentals representing interest	$48	$34	$75	$62	$57	$63	$66

Capitalized interest, including discontinued operations	103	68	152	83	48	41	16

Other interest and fixed charges, including discontinued operations	40	91	147	240	279	270	316

Total fixed charges (A)	$191	$193	$374	$385	$384	$374	$398

Earnings-pretax income with applicable adjustments (B)	$4,133	$4,219	$9,014	$4,557	$2,905	$2,421	$1,446

Ratio of (B) to (A)	21.64	21.86	24.10	11.84	7.57	6.47	3.63